Exhibit (8)(n)
ADMINISTRATIVE SERVICES AGREEMENT
This agreement is entered into by and between Calamos Advisors LLC (“Adviser”) and Annuity Investor Life Insurance Company (“Company”).
WHEREAS, the parties have previously entered into that certain Participation Agreement among Calamos Advisors Trust, Calamos Advisors LLC, Calamos Financial Services LLC, and Annuity Investors Life Insurance Company dated as of the 1st day of May, 2007 (“Participation Agreement”); and
WHEREAS, pursuant to the Participation Agreement, Company performs certain administrative services to the variable contract owners, as further described herein; and
WHEREAS, the parties desire that Company should be compensated for its performance of the administrative services on the terms and subject to the conditions described in this Agreement.
NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:
1.	Administrative services to the variable contract owners under the Participation Agreement shall be the responsibility of the Company and shall not be the responsibility of any other party to the Participation Agreement. Administrative services which the Company shall provide will include, but are not limited to: mailing Fund reports, notices, proxies, proxy statements and other informal materials to variable contract owners; providing various reports for the Fund and for submission to the Fund’s Board of Trustees; and the provision of shareholder support services with respect to the designated portfolios as identified in Schedule A of the Participation Agreement.

2.	Adviser recognizes that it will derive a substantial savings in administration expenses by virtue of Company’s performance of the administrative services, including maintenance of books and records, purchase and redemption orders, reporting, Fund-related contract owner services and other administrative support services.

3.	In consideration of the anticipated savings from such arrangement, and to compensate the Company for its services, the Adviser agrees to pay the Company on a quarterly basis 3.75 basis points (.0375%) [i.e. .15% on an annual basis] of the average aggregate monthly amount invested by the Company in the Designated Portfolios under the Participation Agreement. The average aggregate amount invested by the Company over a one month period shall be computed by totaling the Company’s aggregate investment (share net asset value multiplied by total number of shares held by the Company) on each business day during the month, and dividing that sum by the total number of business days during the month. The Adviser will calculate the payment of administrative services expenses at the end of each calendar quarter and will make such payment to the

Company within 15 days after the end of each calendar quarter. Adviser will furnish the Company (with the payment check if payment is made by check) a statement showing the calculation of the amount paid by Adviser, with such other supporting data as the Company may reasonably request. Payment of such amounts by the Adviser will not increase the fees paid by the Fund, the Designated Portfolios or their shareholders. Proration will be made for partial months.
4.	The parties agree that payments to the Company pursuant to this Agreement are for administrative services only, and do not constitute payment in any manner for investment advisory services or cost of distribution.

5.	This Agreement shall remain in effect so long as the Company provides administrative services as contemplated herein.
In Witness Whereof, the parties have executed this Administrative Services Agreement on the dates set out opposite their names.

Calamos Advisors LLC
By:	/s/ Philip E. Moriarty, II
PHILIP E. MORIARTY, II
	Title:	SVP
Date: 5/1/07

Annuity Investors Life Insurance Company
By:	/s/ John P. Gruber
JOHN P. GRUBER
	Title:	Senior Vice President and General Counsel
Date: April 30, 2007